EXHIBIT 99.2

TRANSACTIONS SINCE MARCH 3, 2016

The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock since March 3, 2016:

Platinum Partners Value Arbitrage Fund L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/24/2016	11,693	$0.96	Purchase
3/3/2016	1,548	$0.9651	Purchase
3/22/2016	2,337	$0.95	Purchase
3/23/2016	53,893	$0.95	Purchase
3/24/2016	38,539	$0.958	Purchase
3/28/2016	91,778	$0.94	Purchase
3/28/2016	180,000	$0.95	Purchase
3/30/2016	63,565	$0.9281	Purchase
3/31/2016	20,500	$0.93	Purchase
3/31/2016	3,147,290	$1.95	Purchase
4/4/2016	3,400	$1.0221	Purchase

There were no other transactions effected by any other Reporting Person since March 3, 2016.